Exhibit 99.1

Burcon Reports Fiscal 2014 First Quarter Results

Vancouver, British Columbia, August 13, 2013 — Burcon NutraScience Corporation (TSX: BU, NASDAQ: BUR), a leader in functional, renewable plant proteins, reported results for the fiscal first quarter ended June 30, 2013.

Fiscal 2014 Q1 Operational Highlights

  Burcon advanced the commercial roll-out of Peazazz®, its revolutionary protein derived from field peas, by signing material transfer agreements (MTAs) with a variety of interested parties, including major food and beverage makers, suppliers, and potential industry production and sales partners.

  Completed the construction of the Peazazz semi-works production plant to provide the large quantities of Peazazz required by customers and potential partners for evaluation and product development, as well as to demonstrate production from scalable, commercial-level manufacturing equipment. Subsequent to the end of the quarter, the Company’s engineers completed the plant’s startup and commissioning phase, allowing it to begin producing sample quantities for shipment to interested parties signed under MTAs.

  Burcon’s manufacturing and marketing partner for CLARISOY™ soy protein, Archer Daniels Midland Company (ADM), continued to facilitate development activities in the global food and beverage market, as they operate the first commercial-scale plant for CLARISOY production.

  The Canadian Institute of Food Science and Technology (CIFST) recognized the development and introduction of CLARISOY as a “significant innovation” with its 2013 Food Innovation Award, and highlighted CLARISOY as the world’s first vegetable-based protein that offers clarity and high quality protein nutrition in low pH food systems. In issuing the award to the dedicated CLARISOY team at ADM, the CIFST noted that CLARISOY has “a combination of functional properties, neutral flavor and high nutritional value that is unlike anything else on the plant protein market today.” It further stated that “CLARISOY offers processing and sensory advantages over traditional isolated soy proteins in the fast growing beverage categories of sports drinks, fruit juice blends, powdered mixes, fortified waters and meal replacers.” This is the second major industry award for CLARISOY after winning the InterBev ‘Best Beverage Ingredient Concept’ award in 2012.

  During the quarter, Burcon was granted three U.S. patents covering processes for extracting plant protein, one for soy and two for canola. Subsequent to the end of the quarter, the Company received another two process patents, one for soy and another for canola. These new patents increase the Company’s IP portfolio to 245 issued patents in various countries, including 43 in the U.S., as well as more than 425 active patent applications, including 86 additional U.S. patent applications.

Management Commentary

“The first quarter of fiscal 2014 represented strong progress in commercializing Burcon’s unique plant protein extraction technologies, as well as further developing and protecting this valuable IP,” said Johann Tergesen, president and chief operating officer. “This included the completion of our Peazazz semi-works facility which coincided with our launch of Peazazz at the 2013 Institute of Food Technologists Annual Meeting and Food Expo, where it was well-received by major food and beverage makers as well as potential alliance partners. With the completion of the semi-works plant, we are now in a position to provide market development quantities of Peazazz to these companies.”

“We were also very pleased to see ADM again feature CLARISOY 100 at the IFT Expo in a fruit juice blend featuring seven grams of protein. ADM has further expanded their CLARISOY product line, introducing CLARISOY 120 in a powdered mix prototype called ‘Pineapple Shakeup.’“

“Our continued efforts to expand and protect our intellectual property portfolio have proven effective. So far in calendar 2013, we’ve been awarded eight new U.S. patents that strengthen the intellectual property portfolio around our proprietary plant protein science. Our efforts to protect this valuable IP will continue to be a major area of focus, as will our pursuit of further perfecting the science that makes our proteins already so exceptional.

“In all, it’s clear our market timing couldn’t be more ideal, with industry publications featuring virtually daily mentions of newly reformulated product launches that include protein, or new processed food products that are essentially ‘protein-based.’

“We believe these powerful market trends along with our accomplishments in Q1 will set Burcon on a strong course for the remainder of the fiscal year. The market opportunities we see ahead are supported by the award-winning value proposition of our patented and proprietary protein technology, as well as the extraordinary quality of the potential customers and potential partners with whom we are currently engaged. Fiscal 2014 is coming into focus as the year Burcon emerges from its development stage and begins the commercial phase of its growth.”

Fiscal 2014 First Quarter Financial Results (Dollars in Canadian)

Revenues totaled $23,900 in the first fiscal quarter of 2014, as compared to $23,500 in the prior quarter, and none in the same year-ago quarter. The marginal revenues were derived primarily from deferred royalty payments from ADM for CLARISOY that were recognized in the quarter, and reflect the beginning of the company’s transition to the commercial introduction of its proprietary plant proteins.

While ADM reported its first commercial sale of CLARISOY from its semi-works facility in December 2012, suggesting CLARISOY commercialization would expand in calendar 2013, the subsequent royalty revenues from CLARISOY sales have been marginal due to lengthy product development cycles typical of major brands in the food and beverage industry.

First quarter net loss totaled $1.6 million or $(0.05) per basic and diluted share, as compared to a net loss of $1.4 million or $(0.04) per basic and diluted share in prior quarter, and a net loss of $1.0 million or $(0.04) per basic and diluted share the same year-ago quarter.

Research and development (R&D) expenses were $617,000 in the first quarter, as compared to $621,000 in the previous quarter and $321,000 in the same year-ago quarter. The increase in R&D expenses over the year-ago quarter included $133,000 of amortization of deferred development costs this quarter and also the deferral of $123,000 of CLARISOY-related development costs to deferred development costs in the year-ago quarter.

General and administrative (G&A) expenses in the first fiscal quarter increased to $1.0 million from $831,000 in the prior quarter and $745,000 in the year-ago quarter. The increase in G&A expenses over the year-ago quarter can be attributed to the deferral of $132,000 of patent costs to deferred development costs in the year-ago quarter, as well as higher patent costs this quarter due to higher activity levels.

At June 30, 2013, cash and short-term investments totaled $5.4 million, as compared to $6.7 million at March 31, 2013. Management believes it has sufficient resources to fund its expected level of operations and working capital requirements until at least May 2014. This estimate does not take into account potential proceeds from outstanding convertible securities, royalty revenues from the sale of CLARISOY soy protein or the commercialization of Peazazz.

The Company’s complete financial statements, along with management’s more detailed discussion and analysis, are available from the Company’s investors section at www.burcon.ca or from www.sedar.com.

Conference Call

Burcon will host a conference call later today, Tuesday, August 13, 2013. Company management will host the presentation, followed by a question and answer period.

Date: Tuesday, August 13, 2013
Time: 5:00 p.m. Eastern time (2:00 p.m. Pacific time)
Dial-in Direct (Toll/International): 1-480-629-9713
Toll-free (North America): 1-877-941-2069
Conference ID: 4634826

The conference call will be webcast simultaneously and available for replay here (http://public.viavid.com/player/index.php?id=105693) and via the Investors section (http://www.burcon.ca/investors/conferencecall.php) of the Company's website.

A telephone replay of the call will be available after 8:00 p.m. Eastern time on the same day through September 13, 2013.

Replay Dial-in: 1-858-384-5517
Replay Direct (Toll/International) 1-858-384-5517
Toll-free (North America): 1-877-870-5176
Replay Passcode: 4634826

About Burcon NutraScience Corporation

Burcon NutraScience is a leader in nutrition, health and wellness in the field of functional plant proteins. The Company has developed a portfolio of composition, application, and process patents originating from a core protein extraction and purification technology. Burcon’s CLARISOY™ soy protein offers clarity and high-quality protein nutrition for low pH beverage systems; Peazazz® is a uniquely soluble and clean-tasting pea protein; and Puratein®, Supertein™ and Nutratein® are canola protein isolates with unique functional and nutritional attributes. For more information about the Company, visit www.burcon.ca.

ON BEHALF OF THE BOARD OF DIRECTORS
“Johann F. Tergesen”
Johann F. Tergesen
President and Chief Operating Officer

The TSX has not reviewed and does not accept responsibility for the adequacy of the content of the information contained herein. This press release contains forward-looking statements or forward-looking information. Forward-looking statements or forward-looking information involve risks, uncertainties and other factors that could cause actual results, performances, prospects and opportunities to differ materially from those expressed or implied by such forward-looking statements. All statements other than statements of historical fact included in this release are forward-looking statements, including, without limitation, statements regarding plans and timing for the introduction or enhancement of our products, statements about future market conditions, supply and demand conditions, and other expectations, intentions and plans contained in this press release. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements or information. Important factors that could cause actual results to differ materially from Burcon's plans and expectations include the actual results of marketing activities, adverse general economic, market or business conditions, regulatory changes and other risks and factors detailed herein and from time to time in the filings made by Burcon with securities regulators and stock exchanges, including in the section entitled "Risk Factors" in Burcon's annual information form dated June 25, 2013. Any forward-looking statement or information only speaks as of the date on which it was made and, except as may be required by applicable securities laws, Burcon disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. Although Burcon believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such.

CLARISOY is a trademark of Archer Daniels Midland Company.

Media & Industry Contact:
Michael Kirwan
Director, Corporate Development
Burcon NutraScience Corporation
Tel (604) 733-0896, Toll-free (888) 408-7960
mkirwan@burcon.ca
www.burcon.ca

Investor Relations Contact:
John MacLennan
Managing Director
Liolios Group Inc.
Tel (416) 644-8688
bur@liolios.com

Burcon NutraScience Corporation
Condensed Consolidated Interim Balance Sheets
(Unaudited)
(Prepared in Canadian dollars)

	June 30,	March 31,
	2013	2013
	$	$
Assets

Current assets
Cash and cash equivalents	3,316,946	4,602,520
Short-term investments	2,093,255	2,085,746
Amounts receivable	34,787	34,524
Prepaid expenses	125,631	153,543

	5,570,619	6,876,333

Property and equipment	719,722	559,920

Deferred development costs	1,689,811	1,823,217

Goodwill	1,254,930	1,254,930

	9,235,082	10,514,400
Liabilities

Current liabilities
Accounts payable and accrued liabilities	685,668	447,884

Deferred revenue	297,138	320,596

	982,806	768,480
Shareholders' Equity

Capital stock	54,005,703	54,005,703

Contributed surplus	5,065,951	5,065,951

Options	9,151,418	9,064,232

Warrants	49,453	49,453

Deficit	(60,020,249)	(58,439,419)

	8,252,276	9,745,920

	9,235,082	10,514,400

Burcon NutraScience Corporation
Condensed Consolidated Interim Statements of Operations and Comprehensive Loss
(Unaudited)
For the three months ended June 30, 2013 and 2012

(Prepared in Canadian dollars)

	2013	2012
	$	$
Revenues
Royalty income	23,899	-

Expenses
General and administrative	1,009,836	745,000
Research and development	617,275	321,299
	1,627,111	1,066,299

Loss from operations	(1,603,212)	(1,066,299)

Interest and other income	22,382	29,321

Loss and comprehensive loss for the period	(1,580,830)	(1,036,978)

Basic and diluted loss per share	(0.050)	(0.035)